Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended March 31,
	2005	2004

AVERAGE MARKET PRICE PER SHARE	$2.45	$1.61

NET INCOME (LOSS)	$(186,964)	$126,697

Basic weighted average number of common shares outstanding	3,353,900	3,318,900

Dilutive effect of stock options	—	109,470

Diluted weighted average number of common shares outstanding	3,353,900	3,428,370

Basic earnings (loss) per share	$(.06)	$.04

Diluted earnings (loss) per share	$(.06)	$.04